Champions Of Diversity Media LLC
Profit and Loss
January - December 2017

	Total
Income	
Event Revenue	30,266.97
Sales	311,641.36
Sales of Product Income	18,737.72
Uncategorized Income	1,510.08
Total Income	**$ 362,156.13**
Cost of Goods Sold	
Media Buy	18,246.85
Sales Commissions	4,261.12
Total Cost of Goods Sold	**$ 22,507.97**
Gross Profit	**$ 339,648.16**
Expenses	
Advertising & Marketing	36,177.52
Advertising/Promotional	4,465.67
Bank Charges & Fees	7,165.79
Car & Truck	6,851.10
Contractors	4,956.15
Insurance	4,747.72
Interest Paid	13,598.06
Job Supplies	2,474.00
Legal & Professional Services	1,854.83
Meals & Entertainment	16,228.36
Office Supplies & Software	3,190.13
Online Promotions	387.62
Other Business Expenses	2,082.00
Real Estate Acquisition Expense	13,110.00
Rent	207.00
Rent & Lease	377.00
Repairs & Maintenance	920.00
Tax	232.85
Taxes & Licenses	204.00
Travel	435.95
Travel Expense	1,443.19
Uncategorized Expense	21,062.63
Utilities	5,875.04
Total Expenses	**$ 148,046.61**
Net Income	**$ 191,601.55**

Champions Of Diversity Media LLC
Balance Sheet
As of December 31, 2017

		Total
ASSETS		
Current Assets		
Bank Accounts		
Business Checking Preferred (0975)		-81.86
Checking		22,623.05
Sales Expense		1,719.60
Total Bank Accounts	**$**	**24,260.79**
Accounts Receivable		
Accounts Receivable (A/R)		245,001.24
Total Accounts Receivable	**$**	**245,001.24**
Other Current Assets		
Uncategorized Asset		822.65
Total Other Current Assets	**$**	**822.65**
Total Current Assets	**$**	**270,084.68**
Other Assets		
Notes Receivable		60,109.47
Total Other Assets	**$**	**60,109.47**
TOTAL ASSETS	**$**	**330,194.15**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Barclay Card		-1,347.93
Total Credit Cards	**-$**	**1,347.93**
Other Current Liabilities		
Loan Payable		61,377.88
Total Other Current Liabilities	**$**	**61,377.88**
Total Current Liabilities	**$**	**60,029.95**
Total Liabilities	**$**	**60,029.95**
Equity		
Opening Balance Equity		78,562.65
Retained Earnings		
Net Income		191,601.55
Total Equity	**$**	**270,164.20**
TOTAL LIABILITIES AND EQUITY	**$**	**330,194.15**

Champions Of Diversity Media LLC
Statement of Cash Flows
January - December 2017

	Total
OPERATING ACTIVITIES	
Net Income	191,601.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-245,001.24
Uncategorized Asset	-822.65
Notes Receivable	-60,109.47
Barclay Card	-1,347.93
Loan Payable	61,377.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 245,903.41**
Net cash provided by operating activities	**-$ 54,301.86**
FINANCING ACTIVITIES	
Opening Balance Equity	78,562.65
Net cash provided by financing activities	**$ 78,562.65**
Net cash increase for period	**$ 24,260.79**
Cash at end of period	**$ 24,260.79**